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                          April 19, 2024

       Ram Mukunda
       President and Chief Executive Officer
       IGC Pharma, Inc.
       10224 Falls Road
       Potomac, Maryland 20854

                                                        Re: IGC Pharma, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 18,
2024
                                                            File No. 333-278775

       Dear Ram Mukunda:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Spencer G. Feldman,
Esq.